September 20, 2019

Anthony J. Cataldo
Chief Executive Officer
GT Biopharma, Inc.
9350 Wilshire Blvd. Suite 203
Beverly Hills, CA 90212

       Re: GT Biopharma, Inc.
           Registration Statement on Form S-1
           Filed September 13, 2019
           File No. 333-233748

Dear Mr. Cataldo:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Paik at 202-551-6553 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Gary R. Henrie, Esq.